Nomad Royalty Company Ltd.

Management's Discussion and Analysis
For the year ended December 31, 2021

This management's discussion and analysis (“MD&A”) for Nomad Royalty Company Ltd. (“Nomad” or the “Company”) and its subsidiaries should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “Financial Statements”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the Company's Annual Information Form dated March 30, 2022, copies of which are available under the Company's profile on SEDAR at www.sedar.com.The information contained in this MD&A is as of March 30, 2022 and all monetary amounts are expressed in U.S. dollars, Nomad’s reporting currency, unless otherwise noted. References to “CA$” in the MD&A are to Canadian dollars

2021 Annual Report     Management’s Discussion & Analysis

2021 Annual Report     Management’s Discussion & Analysis
Highlights - 2021
•Gold ounces earned of 2,330 and 12,040 for the three months and year ended December 31, 2021, respectively (2,746 and 11,475 for the three months and year ended December 31, 2020, respectively).
•Silver ounces earned of 28,469 and 124,584 for the three months and year ended December 31, 2021, respectively (64,568 and 217,400 for the three months and year ended December 31, 2020, respectively).
•Gold equivalent ounces ("GEO") sold(1) of 3,231 and 16,372 for the three months and year ended December 31, 2021, respectively (3,587 and 14,870 for the three months and year ended December 31, 2020, respectively).
•Revenues of $6.8 million and $27.2 million for the three months and year ended December 31, 2021, respectively ($6.8 million and $26.8 million for the three months and year ended December 31, 2020, respectively).
•Net loss of $2.4 million and $1.5 million for the three months and year ended December 31, 2021, respectively (net income of $11.3 million and $20.1 million for the three months and year ended December 31, 2020, respectively).
•Adjusted net loss(1) of $1.7 million and $1.7 million for the three months and year ended December 31, 2021, respectively (adjusted net income of $1.3 million and $9.7 million for the three months and year ended December 31, 2020, respectively).
•Gross profit of $2.7 million and $8.9 million for the three months and year ended December 31, 2021, respectively ($1.7 million and $4.5 million for the three months and year ended December 31, 2020, respectively).
•Cash operating margin attributable to Nomad(1) of $5.5 million and $22.6 million for the three months and year ended December 31, 2021 representing respectively 90% and 86% of revenue ($5.9 million and $24.1 million for the three months and year ended December 31, 2020 representing respectively 86% and 90%).
•Declared a sixth consecutive quarterly dividend of CA$0.05 per common share for a total amount of $9.0 million for the year ended December 31, 2021 ($4.2 million for the year ended December 31, 2020).
•Entered into a gold purchase agreement with Ivanplats (Pty) Ltd. with respect to the Platreef palladium-rhodium-platinum-nickel-copper-gold project located in South Africa. The Company will provide up-front cash deposits totalling $75 million in gold stream funding as part of a $200 million gold stream co-investment with Orion Mine Finance. In December 2021, the Company paid the first deposit of $18.8 million.
•Entered into a gold purchase agreement with a subsidiary of Orion Mine Finance with respect to its 40% interest in Greenstone Gold Mines LP ("GGM"), the owner of the Greenstone Gold project,
(1) Adjusted net income (loss) and Cash operating margin attributable to Nomad are non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis
located in the Province of Ontario, Canada. The Company will provide up-front cash deposits totalling $95 million. In December 2021, the Company paid the first deposit of $13.3 million. The Company financed the cash considerations of the Platreef Gold Stream and the Greenstone Gold Stream by drawing $18.8 million on its revolving credit facility.
•Completed the acquisition of an effective 0.63% Net Smelter Return ("NSR") royalty on the producing Caserones copper mine located in Chile as part of two separate transactions for a total cash consideration of $50.3 million and the issuance of 2,000,000 warrants of the Company. The Company financed the cash consideration by drawing $50 million on its revolving credit facility.
•Amended its Mercedes and South Arturo Silver Stream entering into a second amended and restated purchase and sale agreement (gold and silver) in respect of the Mercedes Mine in Mexico (replacing the previous agreement with respect to the Premier Gold Prepay Loan (as defined herein)) and a new purchase and sale agreement (silver) in respect of the South Arturo Mine in Nevada, U.S.A.
•Completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project located in central British Columbia, Canada for a total cash consideration of $1.8 million (CA$2.2 million) and the issuance of 1,583,710 common shares of the Company.
•Amended its revolving credit facility increasing the amount available therein from $50 million to $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions (the "Facility").
•Filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares.
•Commenced a normal course issuer bid program (no common shares were purchased for cancellation under the program during the year ended December 31, 2021).
•Established an at-the-market equity program (the "ATM equity program") allowing the Company to issue and sell up to $50 million in common shares from treasury to the public, from time to time at the Company's sole discretion and at the prevailing market price (no common shares were issued and sold under the ATM program). Together with the normal course issuer bid program, these programs provide Nomad with additional tools and flexibility, as needed, to continue to execute on its strategy.
•Commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “NSR”.
•Implemented a dividend reinvestment plan commencing with the dividend paid to shareholders on January 14, 2022.

2021 Annual Report     Management’s Discussion & Analysis
Subsequent to 2021 Highlights
•On January 1, 2022, the Company completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral Gold Resources Ltd., OMF Fund II SO Ltd., OMF Fund III (Mg) Ltd. and Valkyrie Royalty Inc.
•Completed a public offering on a bought deal basis for 4,675,000 common shares of the Company for aggregate gross proceeds of CA$42.5 million ($34 million).
•On February 17, 2022, DEVELOP Global Limited (“DEVELOP”) announced it has agreed to acquire Heron. In connection with the acquisition of Heron by DEVELOP, the existing Woodlawn Silver Stream will remain in place, subject to the amendments described in section “Woodlawn Silver Stream – Heron Resources Limited”.
•Completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada, satisfying the purchase price of $0.7 million by issuing 96,818 common shares of the Company.
•On February 18, 2022, the Board of Directors of the Company declared a quarterly dividend of CA$0.05 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.
Description of the Business
Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other interests, of which 8 are on currently producing mines. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
The Company was continued as a federal corporation pursuant to the Canada Business Corporations Act in December 2019. In conjunction with a reverse take-over on May 27, 2020, the Company changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. Nomad’s common shares are listed on the Toronto Stock Exchange (“TSX”) and commenced trading on the NYSE on August 31, 2021 under the symbol “NSR”. Nomad's common shares are also quoted for trading on the Frankfurt Stock Exchange under the symbol “IRLB”.
On May 31, 2021, the Company filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares previously issued and outstanding (the “Consolidation”). The Consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021. As at June 3, 2021, the Company’s issued and outstanding common shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of common shares issuable under the Company’s outstanding common share purchase warrants, share options, restricted share units, deferred share units and other securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof. All previously reported share and per share amounts have been retrospectively restated in this MD&A to reflect the Consolidation.

2021 Annual Report     Management’s Discussion & Analysis
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world since 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty.
The Company continues to monitor the impact of the COVID-19 pandemic on its portfolio of assets. While there has been a resurgence of cases in various parts of the world, including those due to more transmissible variant strains, the impact on the Company’s operations and assets has been limited. The Company’s workforce has transitioned to a hybrid office model and, during the year ended December 31, 2021, none of the operations in which we hold a royalty, stream or other interest were suspended as a result of the pandemic.
During the year ended December 31, 2020, the operating mines on which the Company holds royalty, stream and other interests were impacted to various extents as summarized below:
•Premier Gold Mines Limited (“Premier Gold”)(2): Mining activities at South Arturo Mine (Nevada, U.S.A.) continued with no significant interruption. The Mercedes Mine (Mexico) was placed on care and maintenance following a decree from the Mexican Federal Government which took effect on March 30, 2020 and which listed gold mining as a non-essential service. The Mercedes Mine restarted its operations, following a decree from the Mexican Health Ministry on May 13, 2020 that amended the March 30, 2020 decree to include, effective June 1, 2020, mining as an essential service. Operations at the Mercedes Mine restarted in July 2020 following a two-month suspension.
•Blyvoor Gold Capital (Pty.) Ltd.: The development of the Blyvoor Gold Mine (South Africa) was temporarily impacted due to the COVID-19 pandemic. The mine is now in production and ramp-up is continuing.
•Equinox Gold Corp. (“Equinox”): RDM Gold Mine (Brazil) restarted full operations in April 2020 after a previously announced short-term suspension of mining activities in compliance with a municipal restriction.
•Heron Resources Limited (“Heron Resources”): The Woodlawn Mine’s (Australia) operations were suspended and the project was put on care and maintenance in March 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments. The Woodlawn Mine currently remains on care and maintenance in connection with the restructuring process of Heron Resources.

(2) Please refer to sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – Nevada Gold Mines LLC” of this MD&A for description of the acquisition of Premier Gold by Equinox On April 7, 2021.

2021 Annual Report     Management’s Discussion & Analysis
Acquisitions of Assets
Portfolio of royalties
On December 6, 2021, the Company entered into an asset purchase agreement with Maritime Resources Corp. with respect to the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in British Columbia, Ontario and Quebec, Canada (the “Maritime Portfolio”). On January 21, 2022, the Company completed the acquisition and satisfied the purchase price of $700,000 by issuing 96,818 common shares of the Company.

The Maritime Portfolio is comprised of the following assets:

Asset	Operator	Location	Royalty description	Buyback clauses
Gold Hawk Royalty	O3 Mining Inc.	Malartic, Canada	2.0% NSR	Buyback of 50% for CA$1.0 million
Valdora Royalty	O3 Mining Inc.	Val d'Or, Canada	1.0% NSR	Buyback of 50% for CA$0.2 million
Obalski Royalty	TomaGold Corporation	Chibougamau, Canada	1.5% NSR on the Cossette and Ramsay properties 1.0% NSR on the Obalski property and staked claims	Buyback of 1% NSR for CA$1.0 million on the Cossette and Ramsay properties Buyback of 0.5% NSR for CA$0.5 million on the Obalski property and staked claims
Blue Quartz Royalty	McLaren Resources Inc.	Matheson, Canada	0.5% NSR	Buyback of 50% for CA$0.3 million
Scott Lake Royalty	Yorbeau Resources Inc.	Chibougamau, Canada	Advanced royalty CA$1.0-$4.0 million upon feasibility and commercial production	None
Platreef Gold Stream
On December 7, 2021, the Company entered into a gold purchase agreement with Ivanplats (Pty) Ltd. (“Ivanplats”), the owner and operator of the Platreef palladium-rhodium-platinum-nickel-copper-gold project (“Platreef Project”) located in South Africa. Pursuant to the agreement, Nomad will provide up-front cash deposits totalling $75 million in gold stream funding to Ivanplats as part of a $200 million gold stream co-investment with Orion Mine Finance (“Orion”), the Company's majority shareholder and a related party (the “Platreef Gold Stream”). On December 16, 2021, the Company paid the first deposit of $18.8 million. The second deposit is conditional upon satisfaction of certain conditions precedent and is expected to occur in the second half of 2022.

2021 Annual Report     Management’s Discussion & Analysis
Greenstone Gold Stream
On October 28, 2021, the Company entered into a gold purchase agreement with a subsidiary of Orion, the Company's majority shareholder and a related party, with respect to its 40% interest in GGM, which is the owner of the Greenstone Gold project (the “Greenstone Gold Stream”). Pursuant to the agreement, Nomad will provide up-front cash deposits totalling $95 million. On December 14, 2021, the Company paid the first deposit of $13.3 million. The second deposit is conditional upon satisfaction of certain conditions precedent prior to June 30, 2023.
Caserones Copper Royalty
On May 13, 2021, the Company entered into an agreement with Appian Capital Chile SpA, a subsidiary of the Appian Natural Resources Funds, to acquire an indirect interest in a 0.28% NSR royalty on the producing Caserones Mine for cash consideration of $23 million as well as the issuance of 2,000,000 common share purchase warrants of Nomad, entitling the holder thereof to acquire up to 200,000 common shares (on a post-Consolidation basis) at a price of US$10.85 (on a post-Consolidation basis) per common share until May 13, 2024. As part of this transaction, Nomad acquired shares representing a 30% ownership interest in Compania Minera Caserones (“CMC”), a private Chilean company which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine. The transfer of the CMC Shares to Nomad became effective on May 24, 2021, following the registration of the CMC Shares in the shareholders’ registry of the Custodian of Mines of Santiago, Chile. The transaction had an economic effective date of May 1, 2021 with the dividend payment related to the activities of the second quarter of 2021 and attributable to Nomad received in September 2021.
On August 31, 2021, the Company acquired an additional 37.5% ownership interest in CMC for cash consideration of $27.3 million. The transaction had an economic effective date of April 1, 2021 with the first dividend payment related to the activities of the second quarter of 2021 and attributable to Nomad received in September 2021. The acquisition of the 37.5% ownership interest is in addition to the 30% ownership interest acquired in May 2021 for a total ownership interest of 67.5% (the “CMC Shares”). The Company concluded that it acquired control over CMC on August 31, 2021 and, consequently, consolidated CMC's results starting August 31, 2021. Dividends declared prior to August 31, 2021 in connection with the 37.5% ownership interests reduced the consideration paid by the Company.
Blackwater Gold Royalty
On January 11, 2021, the Company completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project and satisfied the second and last tranche of the purchase price by issuing 79,185 common shares of the Company and by paying $876,000 in cash. The fair value of $669,000 for the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.
Please refer to Note 9 to the Financial Statements for details on the acquisitions completed during the year ended December 31, 2021.

2021 Annual Report     Management’s Discussion & Analysis
Assets

A GROWING GLOBAL PORTFOLIO
STRONG & DIVERSIFIED OPERATORS

- PRODUCTION
- CONSTRUCTION
- DEVELOPMENT

NEWLY ADDED OPERATORS

IVANHOE MINES

BARRICK

GREENSTONE GOLD MINES
AN EQUINOX GOLD / ORION JOINT VENTURE

JX Nippon Mining & Metals

EQUINOX GOLD

lundin mining

allied

Mineros
por el bienestar de todos

ELEVATION GOLD

ARTEMIS GOLD INC

TROILUS

BLYVOOR GOLD

Heron Resources Limited

2021 Annual Report     Management’s Discussion & Analysis
Blyvoor Gold Stream – Blyvoor Gold (Pty.) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located 75 kilometres southwest of Johannesburg in the Gauteng Province of South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold (Pty.) Ltd. (“Blyvoor Gold”), and is currently ramping-up its operations.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•for the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
Following the first gold shipment at the Blyvoor Gold Mine in March 2021, mining activities were temporarily suspended as the result of an unlawful blockade. Since April 12, 2021, the Blyvoor Gold Mine operation continues to steadily gain momentum and deliveries will be expected at regular intervals as the mine ramps up to its initial 40,000 tonnes per month capacity. A technical report was released on June 28, 2021, outlining a 22-year life of mine based on mineral reserves of 5.5 million ounces of gold in proven and probable mineral reserves (18.84Mt at 9.09g/t Au). The report also outlined an average annual gold production of 242,000 ounces of gold at an average all in sustaining cost of $570 per ounce over the life of the mine. Additionally, the report outlined 11.37 million oz of gold in measured & indicated mineral resources (50.08Mt at 7.06g/t Au) inclusive of Mineral Reserves and 11.29 million oz of gold in inferred mineral resources (79.77Mt at 4.40 g/t Au).
Blyvoor Gold has revised its expected 2022 gold production to 40,000 to 50,000 ounces. The updated 2022 budget accounts for a slower ramp-up to the initial 80,000 ounce per year run rate, primarily as a result of a delay in opening up new mining areas on levels 23, 25 and 27.
Bonikro Gold Stream – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream on the Bonikro Gold Mine located in Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital, Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. (“Allied Gold”). The Bonikro Mine consists of two primary areas namely Bonikro (37 km2 mining license) and Hiré (195 km2 mining license). A third area, Dougbafla, is the subject of ongoing exploration. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.
The following is a summary of the material terms of the Bonikro Gold Stream:
•initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;

2021 Annual Report     Management’s Discussion & Analysis
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.
The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.
Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.
Allied Gold has been producing from various pits at Bonikro Gold Mine. Production in the last quarters was focused on the Hire pits, while Bonikro-PB5 development activities were also initiated, with mine equipment being received, site preparation and dewatering ongoing and stripping activities having commenced.
Greenstone Gold Stream – Greenstone Gold Mines LP
The Greenstone Gold Stream is a gold stream interest on the Greenstone Gold Project located in Ontario, Canada. The Greenstone Gold Project is owned and operated by GGM and proposes to mine the Hardrock deposit as an open pit over a life of mine of approximately 15 years. Project infrastructure will include a process plant operating 365 days per year and a mill with throughput averaging 27,000 tonnes per day.
The following is a summary of the material terms of the Greenstone Gold Stream:
•For the first 120,333 ounces of gold delivered under the stream, a 5.938% gold stream on the gold production attributed to Orion's 40% interest in GGM;
•thereafter, a 3.958% gold stream on the gold production attributed to Orion's 40% interest in GGM for the remaining life of mine; and
•subject to an ongoing payment of 20% of the prevailing gold market price for each ounce of gold acquired and to an ongoing payment to GGM of $30 per ounce of gold delivered to support environmental, social and governance programs implemented by GGM at the Greenstone Gold Project.
The Greenstone Gold Project is ramping up to full-scale construction, and first gold is scheduled for the first half of 2024. The development is well advanced with 85% of the project engineering completed. Additionally, the project leadership team and temporary workforce camp are in place. Phase 1 road building and tree clearing has been completed, allowing to start the tailings facility works.
Mercedes Gold and Silver Stream – Equinox Gold Corp.
On December 17, 2021, Equinox announced that it entered into a definitive agreement to sell the Mercedes mine to Bear Creek Mining Corporation (“Bear Creek”) (the “Transaction”). The Transaction is subject to certain regulatory approvals including approval of the Mexican Comisión Federal de

2021 Annual Report     Management’s Discussion & Analysis
Competencia Económica and other customary closing conditions. The Transaction is expected to close by April 30, 2022.
On April 7, 2021, Equinox and Premier Gold completed the friendly acquisition of Premier Gold by Equinox and the spin out of the South Arturo Mine to i-80 Gold Corp, pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario). Concurrently with the acquisition of Premier Gold, the Company amended its Mercedes and South Arturo Silver Stream. The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine (the “Mercedes Gold and Silver Stream”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine(3) (the “South Arturo Silver Stream”).
The Mercedes Gold and Silver Stream is a gold and silver stream interest on the Mercedes Mine located in Mexico. The Mercedes Mine is wholly-owned and operated by Equinox and is currently in production. Equinox has become the owner and operator of the Mercedes Mine since April 2021. Equinox operates seven mines globally, is very well capitalized and is led by a reputable management team with the ability to drive further productivity increases at the mine site.
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described below, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the Gold Prepay Loan was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces of silver have been delivered to the Company.
The following is a summary of the material terms of the Mercedes Gold and Silver Stream:
•delivery of (i) 100% on the silver production from the Mercedes Mine, until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments described above), plus an additional 6.5% of such adjusted amount payable in refined gold;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price for the deliveries of silver and no cash purchase price for the deliveries of gold.
(3) Please refer to section “South Arturo Silver Stream – Nevada Gold Mines LLC” of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis
Equinox continued its 2021 exploration program at the Mercedes Mine during the third quarter of 2021 with 1,635 metres of core drilling in six holes at the Margarita and Neo target. The remainder of the $1.3 million drill program will be focused on scout drilling peripheral to the Diluvio deposit. Work is underway on a large development program that will increase access to multiple ore bodies. Equinox currently produces from Diluvio and Lupita and expects to add in Marianas, followed by the Rey de Oro area, ore bodies which will enable Equinox to increase the plant throughput, which is currently working on a campaign basis. In addition, the Mercedes mine was recognized for the eighth consecutive year as a Socially Responsible Company by the Mexican Centre for Philanthropy (CEMEFI). (Source: Equinox's Management's Discussion and Analysis for the three and nine months ended September 30, 2021)
Platreef Gold Stream – Ivanplats (Pty) Ltd.
The Platreef Gold Stream is a gold stream interest on the Platreef Project located in South Africa. The Platreef Project is owned and operated by Ivanplats, which is 64% owned by Ivanhoe Mines Ltd.
The following is a summary of the material terms of the Platreef Gold Stream:
•Delivery of 100% of the payable gold production from the Platreef Project (37.5% attributable to the Company), until a total of 350,000 ounces of refined gold have been delivered (131,250 attributable to the Company);
•thereafter, delivery of 80% of the payable gold production from the Platreef Project (30% attributable to the Company), until a total of 685,280 ounces of refined gold have been delivered (256,980 attributable to the Company);
•thereafter, delivery of 5% of payable gold production from the stream area as long as certain conditions are met; and
•subject to an ongoing cash purchase price equal to the lower of the market price or $100 per ounce until 685,280 ounces of refined gold have been delivered (256,980 attributable to the Company) and an ongoing cash purchase price equal to 80% of the prevailing gold market price thereafter.
South Arturo Silver Stream – Nevada Gold Mines LLC
On April 7, 2021, the Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of ounces of refined silver in attributable production from the exploration area. The South Arturo Mine was 60% owned by Nevada Gold Mines LLC (“NGM”), a joint venture between Barrick Gold Corporation (“Barrick”) and Newmont Corporation, and 40% by i-80 Gold. The terms of the South Arturo Silver Stream are similar to the previous stream agreement.
On October 14, 2021, i-80 Gold announced that it completed an asset exchange agreement with NGM pursuant to which the i-80 Gold acquired certain assets from NGM in exchange for its 40% ownership in the South Arturo Mine and other assets. This allowed- Barrick to consolidate production from the South Arturo open pit and the El Niño underground in the short term and capture 100% of the longer-term upside on both orebodies. Additionally, it provides Barrick with flexibility to pursue other potential operational synergies at Goldstrike.
On January 19, 2021, i-80 Gold's predecessor, Premier Gold, published a preliminary feasibility study on South Arturo which outlined an 8-year mine life and was based on a mineral resource estimate as at

2021 Annual Report     Management’s Discussion & Analysis
December 1, 2020 which included Nomad attributable reserves of 1.9 million ounces of silver (3.8Mt at 15.23g/t), measured and indicated resources of 4.0 million ounces of silver (20.0Mt at 6.19g/t) and an inferred mineral resource of 1.8 million ounces of silver (10.1Mt at 5.47g/t).
Barrick initiated an 8,000 metres drill program planned for the year, focused on extending mineralization further down dip at the Lower El Nino and Cloud Nine target. The development of a ramp to access the deeper mineralization at El Nino is under way and is expected to be completed in the first quarter of 2023. Production of ore bodies accessed from the ramp is expected to begin in the second quarter of 2022. (Source: i-80 Gold press release dated April 21, 2021)
The following is a summary of the material terms of the South Arturo Silver Stream:
•delivery of (i) 100% on the attributable silver production from the existing mineralized areas and (ii) 50% on the attributable silver production from the exploration area at the South Arturo Mine (40% attribution); and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
Woodlawn Silver Stream – Heron Resources Limited
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron Resources. The mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates. The operations at the Woodlawn Mine were suspended and the project has been put into care and maintenance (“C&M”) as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.
Since August 2020, Heron Resources and its advisors have conducted a comprehensive and wide ranging process, engaging with more than 90 organizations, in an effort to secure a suitable outcome for its stakeholders and establishing a pathway to restart the Woodlawn Mine. In July 2021, Heron Resources’ board of directors appointed FTI Consulting as voluntary administrators as Heron Resources was unable to secure a suitable transaction through the strategic process announced in August 2020. The appointment of administrators has been made with a view to effecting a restructure and re-capitalization through the administration process.
On February 17, 2022, DEVELOP has entered into binding Cooperation Deeds with the Company and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron Resources, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement proposed by DEVELOP (the “DOCA”) pursuant to which DEVELOP will acquire Heron Resources. In connection with the acquisition of Heron Resources by DEVELOP, the Lead Marketing Fee Agreement (described below) will be terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine will remain in place, subject to the following amendments, amongst others:
•The aggregate amount of silver to be delivered to the Company will be capped at 27 million Australian dollars (“A$”) ($19.4 million);
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million ($7.2 million); and

2021 Annual Report     Management’s Discussion & Analysis
•The obligations of Heron Resources under the Woodlawn Silver Stream will no longer be secured.
The following is a summary of the material terms of the current Woodlawn Silver Stream, which will be amended as described above upon the DOCA becoming effective:
•The stream amount on payable silver is as follows:
•80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
•thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
•thereafter, 25% of payable silver for the remaining life of mine after; and
•subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
•The stream amount on payable zinc is as follows:
•Silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
•zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
•subject to an ongoing payment of 20% of prevailing silver market price.
Until the DOCA becoming effective, the Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement.
The Lead Marketing Fee Agreement
The Lead Marketing Fee Agreement consists of a 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn Mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead. The Lead Marketing Fee Agreement will be terminated upon the DOCA becoming effective.
Blackwater Gold Royalty – Artemis Gold Inc.
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from the mineral tenure 515809 which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. (“Artemis Gold”).
On February 9, 2021, Artemis Gold announced by way of press release that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus

2021 Annual Report     Management’s Discussion & Analysis
on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits.
On March 29, 2021, Artemis Gold announced by way of a press release the execution of a binding memorandum of understanding (“MOU”) with Ausenco Engineering Canada Inc. (“Ausenco”) providing for a guaranteed maximum price (“GMP”) for a fixed-price Engineering, Procurement and Construction (“EPC”) contract to construct a 5.5 million tonne per annum processing facility and associated infrastructure for the Blackwater Gold project in Central British Columbia. On April 9, 2021, Artemis Gold announced by way of a press release the execution of a credit approved mandate letter and term sheet from Macquarie Bank Limited (“Macquarie”) and National Bank of Canada (“National Bank”) to arrange a CA$360 million Project Loan Facility (“PLF”), to fund a significant component of the estimated construction costs of the Blackwater Gold Project. Subject to final credit approval and final due diligence, Macquarie and National Bank would agree to each underwrite 50% of the PLF. In support of its Definitive Feasibility Study (“DFS”) and in preparation for commencement of construction for the Blackwater Gold Project, Artemis Gold has been conducting the following activities: ore grade control drilling to refine the detailed grade schedule and mine plan for the first year of production, metallurgical test work, geotechnical drilling as part of site preparation work, and a British Columbia Hydro study.
On May 25, 2021, Artemis Gold completed a CA$171 million equity financing, the proceeds of which will be used to make a final cash acquisition payment, and to fund permitting and development costs for the project. As it continues to advance the project, Artemis Gold announced on May 27, 2021 that it had signed an impact benefits agreement with Nazko First Nation. On June 22, 2021, Artemis Gold announced the final results of grade control drilling of high-grade near surface mineralization. The program consisted of 561 holes and 33,216m of reverse circulation drilling, which commenced in mid-November 2020 and concluded at the end of March 2021, one month ahead of schedule. With all of the final assay results now completed and interpreted, the grade control drilling program has significantly increased confidence in the elevated gold grades within the wide, near surface mineralization in the target area earmarked for the first year of operations at Blackwater.
On July 15, 2021, Artemis Gold announced by way of a press release the approval of Mines Act Permit M-246 allowing for early construction works at the Blackwater gold project. The approval of the early works permit is the first step required for mine construction, allowing for the necessary site preparation and land clearing work to begin.
On September 13, 2021, Artemis Gold announced by way of a press release the results of its feasibility study (“FS”) for the Blackwater Gold Project. The results reflected several positive changes in the approach to the planned development of the Blackwater Gold Project. Phase 1 throughput has been expanded with a larger crushing circuit, providing greater operational throughput upside potential in the early years. Given the greatly reduced footprint of the Stage 1 facility, and the installation of a higher-capacity gyratory crusher in the proposed Stage 1 development, this will allow for a streamlined and construction-ready approach to the Phase 2 Expansion throughput of 12Mtpa. Increased up-front investments will also reduce expansion capital. The FS also highlights accelerated Phase 2 and Phase 3 expansions. Artemis Gold also included an initial investment to replace diesel and propane-powered components within the process plant facility to reduce the carbon footprint of the Blackwater Gold Project, which will support its ESG goals. The net result of the FS is an after-tax net present value at a 5% discount rate of CA$2.15 billion, an after-tax Internal rate of return of 32%, and an after-tax payback period of 2.3 years.

2021 Annual Report     Management’s Discussion & Analysis
On November 16, 2021, Artemis Gold announced by way of a press release a $141 million definitive Precious Metals Purchase Agreement which will be used to fund the advancement of the development and construction of the Blackwater Gold Project. The start of construction is currently targeted for the second quarter of 2022.
On December 30, 2021, Artemis Gold announced by way of a press release that its MOU with Ausenco has been terminated due to the expiry of an agreed period to enter into an EPC contract to construct a processing facility and associated infrastructure for the Company’s Blackwater Gold Project. Negotiations are expected to continue with various parties to finalize an EPC contract for the construction of the facilities. Atemis Gold also announced that it expects to enter into agreements in the next several weeks with suppliers of long-lead equipment to support timelines for construction.
Caserones Copper Royalty – Minera Lumina Copper Chile
The Caserones Copper Royalty consists of the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine (21.9% of the 2.88% NSR royalty attributable to the Company). The Caserones Mine is located in Chile and is owned and operated by Minera Lumina Copper Chile (“Lumina”), which is indirectly owned by JX Nippon Mining & Metals Corporation. The rights to the Caserones Copper Royalty are held by CMC, in which the Company has a 67.5% ownership interest. The mine consists of an open pit mining operation, with a plant to produce copper ("Cu") and molybdenum ("Mo") concentrates from primary sulfides, and a solvent extraction and electro winning plant (SX-EW) to produce copper cathodes with oxide ore processing, mixed and secondary sulfides. The mine is located in the Atacama region of Chile and has over 5 years of operational history with a current estimated mine life of 19 years. The mine is located 15 km west of the international border with Argentina and 162 km southeast of the city of Copiapó (the capital of the Atacama region) at an elevation of approximately 4,000m above sea level.
In 2020, the Caserones Mine produced 127kt Cu and 2,453t of Mo with expected life of mine average annual payable copper equivalent production of approximately 147kt. The mine benefits from a significant historical investment of $4.2 billion and well established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long term. (Source: Lumina's 2020 Annual Report)
On September 5, 2021, Lumina and its employees' union conjointly announced the approval and ratification of a new collective agreement valid for 36 months. Additionally, on October 26, 2021, Lumina and its supervisors' union reached an agreement for an early collective bargaining, the process allowed for the signing of a new collective agreement that will be in force for 36 months.
Gualcamayo Gold Royalty and DCP Commercial Production Payment – Mineros S.A
The Gualcamayo Gold Royalty consists of an NSR royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. (“Mineros”). The oxides component of the Gualcamayo Mine is in production since 2009 and has produced a total of approximately 71 Mt at 0.93 g/t Au from its open pit operations and 5.3 Mt at 2.22 g/t Au from its underground operations as of June 30, 2021, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated September 15, 2021 with an effective date of June 30, 2021, prepared for Mineros. The deep carbonate project (“DCP”) component of the mine consists of a mineral resource located mainly to the west at the depth of the current mining operations.
On September 16, 2021, Mineros filed updated technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) for the Gualcamayo

2021 Annual Report     Management’s Discussion & Analysis
Property in Argentina, including updated Mineral Reserves and Mineral Resources estimates effective June 30, 2021. This latest technical report states that the current Life of Mine (“LOM”) plan is for 1.5 years of mining and mill feed. Mineros intends to expand the current Mineral Reserves and further develop the DCP as an underground mine. The DCP accounts for a significant portion of the Gualcamayo Property Mineral Resources but is currently not amenable to the existing process. Mineros proposes to complete an internal pre-feasibility study (PFS) to evaluate processing alternatives for the DCP.
The details of the Gualcamayo Gold Royalty, including the DCP commercial production payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine (currently 113,000 ounces of gold as at September 30, 2021); the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production. The Gualcamayo DCP component of the mine has not declared commercial production as at December 31, 2021.
Moss Gold Royalty – Elevation Gold Mining Corporation
The Moss Gold Mine is located in Arizona, United States, and has been producing since 2018 by the operator Elevation Gold Mining Corporation, formerly Northern Vertex Mining Corp. (“Elevation Gold”).
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.
On October 21, 2021, Elevation Gold announced by way of a press release a 36% increase to Measured and Indicated Resources at the Moss Gold Mine and declared current reserve larger than total gold ounces mined to date. Elevation Gold’s new leadership believes the Moss Gold Mine and surrounding 168 square kilometre land package possesses unrealized gold exploration potential. Consequently, Elevation Gold began a near mine and regional exploration drilling program in March 2021 to deliver new resources ounces while beginning to demonstrate the potential of the Moss Gold Mine. The new technical report only incorporates the results of the drilling to a May 24, 2021 cut-off. Since this cut-off date, Elevation Gold has completed approximately 100 drill holes and continues to encounter significant mineralization, which are not included in the Mineral Resource and Mineral Reserve estimates presented in the new technical report and announced exciting results from their infill-exploration drilling program which demonstrate the expansion potential at the Moss mine. The program intersected thick

2021 Annual Report     Management’s Discussion & Analysis
zones of significant stockwork-hosted precious metal mineralization in the Gold Bridge area and provided further support for the potential to amalgamate the West and Center pits into a single pit. New drill results along almost 175 metres of the Moss vein system in the Eastern Extension area highlight the mine expansion potential to the east. Elevation is planning an expanded drilling program for 2022, focusing on both resource expansion and exploration drilling.
Premier Gold Prepay Loan – Premier Gold Mines Limited (Terminated in April 2021)
The gold prepay loan investment was a senior-secured loan whereby an initial cash advance of $42.2 million was provided to Premier Gold in September 2016 (“Premier Gold Prepay Loan”). Pursuant to the Premier Gold Prepay Loan, Premier Gold was required to deliver at least 2,450 ounces of refined gold in each quarter of a calendar year until June 30, 2020. The Premier Gold Prepay Loan bore interest at 6.5% payable quarterly in cash.
On March 4, 2020, an incremental term facility in the principal amount of $15.5 million to supplement the $42.2 million original term facility was made available to Premier Gold pursuant to the gold prepay credit agreement, which was amended and restated pursuant to a first amended and restated gold prepay agreement dated January 31, 2019.
As per the amended and restated gold prepay agreement, Premier Gold was required to continue delivering 2,450 ounces of refined gold until June 30, 2020 and was required to deliver 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances). As per the adjustments to the quarterly gold quantity and aggregate gold quantity provisions of the agreement ("Threshold Gold Price Clause"), if the quarterly average gold price was greater than $1,650 per ounce, then the aggregate gold quantity deliverable was reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price was less than $1,350 per ounce, then the aggregate gold quantity deliverable was increased by 100 ounces of refined gold).
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold by Equinox, the Company amended its Mercedes and South Arturo silver stream as described in sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.” above. Concurrently with the completion of the amendments, the agreement with respect to the Premier Gold Prepay Loan was terminated.
RDM Gold Royalty – Equinox Gold Corp.
The RDM Gold Royalty is an NSR royalty on the RDM Gold Mine, which is located in the northern part of Minas Gerais, Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox and is currently in production.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
The stripping program continued during the third quarter of 2021 and was expected to last until the end 2021. Higher volumes of low grade were mined during the third quarter of 2021, but the operation still achieved production of 15,880 ounces, and the RDM Gold Mine was on track to achieve 2021 guidance

2021 Annual Report     Management’s Discussion & Analysis
of 60,000 to 65,000 ounces. Importantly, the exploration program was restarted, focused on strike extensions from the open-pit area. This is the first exploration program that has been initiated in several years, so Equinox is looking forward to seeing results come out of that program and will work on doing more exploration in the RDM area. (Source: Equinox's Management's Discussion and Analysis for the three and nine months ended September 30, 2021)
Robertson Gold Royalty — Barrick Cortez Inc.
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson property is an advanced exploration project located in Nevada, USA and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”). On November 20, 2020, Barrick announced during their investor day presentation that the Robertson property was now included within the five-year plan at Cortez, with first production expected in 2025. As per current guidance, Cortez is forecasted to produce 750,000 to 850,000 ounces annually from 2021 to 2025. Additionally, on the exploration front, Barrick will be conducting drilling programs at the Robertson property and initiate earlier stage generative exploration work on the Pipeline-Robertson corridor.
On February 18, 2021, following a strategic review by executive teams from Barrick and NGM, significant geological prospectivity of the NGM properties was confirmed and Barrick outlined its key development projects. Barrick mentioned that agile management and exploration and orebody knowledge was implanted at NGM and was already delivering results. The area between Pipeline and Robertson in the Cortez complex was mentioned as an area with exciting opportunities for major new discoveries.
On May 5, 2021, Barrick mentioned that, at Robertson, they were converting improved geological knowledge of the area into growth opportunities. Step-out drilling, 300 metres beyond the existing resource blocks suggest there is considerable near surface upside that could lead to additional discoveries and validate the potential of this area. Barrick are also looking at Pipeline, an old tier 1 asset, immediately adjacent to Robertson which could provide a significant addition to Cortez life of mine. At Robertson, on the western side of the district, drilling results were received from the Distal target, to the west of current resources, testing a structure which is potentially analogous to the controls of

2021 Annual Report     Management’s Discussion & Analysis
mineralization at the Gold Pan/39A zone. These results yielded multiple significant intercepts confirming the nature of the hypothesized mineralization control and an up-dip extension to surface. Metallurgical test work for processing at the Pipeline oxide mill and the heap leach is in progress. Continuing on the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits, as well as intrusive related mineralization at Robertson five kilometres to the north. Surface mapping and sampling has identified a favorable structural setting between the Pipeline/Crossroads and Robertson deposits with folds and thrust faulting, as well as high angle faults carrying anomalous gold indicative of leakage from a target at depth. (Source: Barrick's Q1 2021 report dated May 5, 2021)
On May 25, 2021, Barrick discussed the progression of the Robertson deposit in detail during its annual Nevada Gold Mines Investor Day. As per Barrick, Robertson is currently being qualified as an Emerging Tier Two Gold Asset, defined as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Several positive milestones are upcoming, with a notice of intent planned for the second quarter of 2022, a record of decision for the second quarter of 2023, and most significant to Nomad, initial production during the fourth quarter of 2024, subject to permitting. A pre-feasibility study is currently being prepared with respect to the development of Robertson. It is expected that equipment and manpower from the Cortez operation will be transferred to Robertson once the Crossroads Open Pit mine is completed. The leach grade ore is to be processed through a High-Pressure Grinding Roll (HPGR) Crusher and the higher grades processed at the existing Pipeline oxide mill.
On the exploration front, Barrick stated that upside has been identified within the current surface oxide deposit at Robertson, and that additional material in the range of 50 to 60 million tonnes at grades between 0.3 g/t and 0.5 g/t gold could be projected at or near surface. Additionally, a new mineralized structure at Robertson parallel to the main ore controlling structure had been defined. (Source: Annual Nevada Gold Mines Investor Day on May 25, 2021)
Additionally, the corridor between Robertson and the existing Pipeline operation has been identified as an area of strong interest for deep exploration. This represents a seven kilometre trend with the potential for larger multimillion ounce deposits. There are currently five areas of interest within this corridor.
On November 4, 2021, Barrick announced that a resource definition drilling was ongoing at Robertson. Results continue to meet expectations and the program remains on track to add significant resources. Follow up drilling to grow the deposit westward at the Distal target is in progress. Further to the northwest, field mapping and sampling highlights further potential related to additional parallel faulting with strong alteration. Additional step-out drill testing is planned to start in early 2022.
Suruca Gold Royalty – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca project is being developed. The Suruca project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca project is a gold-bearing development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation (“Lundin Mining”). The Suruca project is located approximately seven kilometres north-east from the Chapada Copper-Gold Mine. The Suruca project is not yet in production.

2021 Annual Report     Management’s Discussion & Analysis
In 2017, the Suruca SW mineralization was discovered exhibiting similar geological features to the Chapada deposit. Lundin Mining stated that during 2020, the objective was to delineate the copper-gold mineralization to the south west of Suruca. At year end 2020, 1,051 holes have been drilled for an aggregate total of 87,211 m at Suruca. During 2020, drilling was carried out in the copper-gold Suruca SW portion, where 2,047 m were drilled in 14 holes, notably hole SU_1085 reported 27.4 metres at 0.25% Cu; 0.19 g/t Au from 35 metres, which included 9.6 metres at 0.32% Cu; 0.24 g/t Au from 38 metres. Separate metallurgical test work programs were initiated for the oxide and sulfide samples. Kappes, Cassiday & Associates updated and completed test work program which confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work. (Source: Lundin Mining's Corporate Presentation dated May 2021))
Troilus Gold Royalty – Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2,000,000 ounces of gold and nearly 70,000 tonnes of copper as disclosed in the Preliminary Economic Assessment of the Troilus Gold Project dated October 14, 2020 with an effective date of August 2020 (see Troilus' press release dated January 21, 2021).
Following extensive exploration programs of approximately 100,000 metres of drilling in 2021, Troilus anticipates releasing an inaugural reserve pre-feasibility study by mid-2022. (Source: Troilus' press release dated January 27, 2022)
On July 15, 2021, Troilus announced by way of a press release an initial investment of CA$11.5 million, by Investissement Québec and Fonds de solidarité FTQ. More importantly, Troilus and its strategic Québec-based institutional shareholders have defined a long-term strategic framework focused on defining and establishing full project financing options for the development of the Troilus Gold Project as it moves through feasibility. On the exploration front, on October 19, 2021, Troilus announced the extension of the strike length of the Southwest Zone by about 25% to over 1.85 kilometres and 350 metres beyond known mineralization. Of note, Troilus intercepted 1.20 g/t gold equivalent over 19 metres and within 100 metres from surface.
Qualified Persons
The technical and scientific information contained in this MD&A relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.
Environmental, social and governance matters
The Company has adopted and maintains an Investment Principles Policy setting out the principles regarding the environmental, social and governance matters to be considered in its investment process and in the ongoing management of Nomad’s assets. The Investment Principles Policy requires that Nomad takes ESG matters into account when evaluating new and existing investments, including reviewing the ESG programs, policies and standards adopted by the operators and owners of the mineral

2021 Annual Report     Management’s Discussion & Analysis
properties in which the Company has an interest and endeavouring to encourage the adoption of industry best practices and principles.
The properties over which the Company holds streams, royalties and other interests are owned and operated by independent mining companies. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g. occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”). The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.
The Company was a pioneer in establishing a life-of-mine financial commitment to make ongoing cash payments to support environmental and social programs implemented by the operator of the Greenstone Gold project. In addition, the Company has made meaningful social contributions at its corporate and individual levels and intends to consider additional partnerships with its operators to support appropriate environmental and social initiatives in the communities associated with its investments.
As part of the Company’s ESG efforts, Nomad joined the United Nations Global Compact corporate sustainability initiative on December 15, 2020. As a participant, Nomad has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad's short-term focus is on four sustainable development goals: quality education; gender equality; clean water and sanitation; and climate action.
The Company expects its inaugural ESG report to be published during the second quarter of 2022.
Basis of Presentation of the Consolidated Financial Statements
The consolidated financial statements for the years ended December 31, 2021 and 2020 represent activities, assets and liabilities of the Company and its subsidiaries. The consolidated financial statements also include the combined carve-out financial statements of Orion Fund II Portfolio for all periods prior to the completion of the RTO Transaction on May 27, 2020. For dates and periods before the closing of the RTO Transaction, as Orion Fund II Portfolio was deemed to be the acquirer of Nomad, the Financial Statements are based on the combined carve-out financial statements of Orion Fund II Portfolio representing the activities, assets and liabilities of Orion Fund II Portfolio on a “carve-out” basis, rather than representing the legal structure. For all periods before the closing of the RTO Transaction presented in the Financial Statements, the economic activities related to the Orion Fund II Portfolio are combined as they were under common control.
The accounting policies applied in the preparation of the consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020, except for the reclassification of the expenses related to project evaluations from General and administrative expenses to Project evaluation expenses. The comparative figures for the year ended December 31, 2020 were adjusted accordingly.

2021 Annual Report     Management’s Discussion & Analysis
Selected Financial Information
The following tables present selected financial information. All amounts are expressed in thousands of U.S. dollars, except gold equivalent ounces earned and sold, per ounce amounts and per share amounts. All previously reported per share amounts have been retrospectively restated to reflect the Consolidation.4,5

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Statement of comprehensive income:
Revenue	6,783	6,784	27,152	26,766
Gross profit	2,694	1,723	8,909	4,533
Operating income (loss)	43	529	84	(18,955)
Net income (loss)	(2,390)	11,264	(1,459)	20,111
Net income (loss) attributable to Nomad's shareholders	(2,502)	11,264	(1,676)	20,111
Net income (loss) per share (basic)	(0.04)	0.21	(0.03)	0.45
Net income (loss) per share (diluted)	(0.04)	0.09	(0.03)	0.45
Cash flows:
Operating cash flows	3,549	4,778	12,781	20,398
Investing cash flows	(32,267)	4,842	(81,585)	(19,449)
Financing cash flows	16,474	(2,131)	58,664	21,568
Non-IFRS measures:
Cash operating margin attributable to Nomad(1)	5,528	5,854	22,553	24,076
Cash costs of sales(1)	630	930	3,654	2,690
Adjusted net income (loss)(1)	(1,660)	1,327	(1,675)	9,704
Adjusted net income (loss) per share (basic and diluted)(1)	(0.03)	0.02	(0.03)	0.22
Operational measures:
Gold equivalent ounces earned(¹)	3,231	3,587	16,372	13,973
Gold equivalent ounces sold(¹)	3,231	3,587	16,372	14,870

	As at December 31, 2021	As at December 31, 2020
	$	$
Consolidated balance sheets:
Cash	12,377,000	22,517,000
Total assets	376,013,000	290,028,000
Working capital(²)	812,000	27,418,000
(4) Cash operating margin attributable to Nomad, Cash costs of sales, Adjusted net income (loss) and Adjusted net income (loss) per share (basic and diluted) are non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.
(5) Working capital is defined as current assets less current liabilities.

2021 Annual Report     Management’s Discussion & Analysis
Review of Performance for the three months ended December 31, 2021
For the three months ended December 31, 2021, revenue was $6.8 million compared with $6.8 million for the corresponding period in 2020. The decrease in realized gold and silver prices is mainly offset by the revenue related to the commencement of production at the Blyvoor Gold Mines in the first quarter of 2021 and the Caserones Copper Royalty acquired on August 31, 2021 (see details below).
For the three months ended December 31, 2021, net loss and cash flows provided from operating activities were respectively $2.4 million and $3.5 million, compared with net income of $11.3 million and cash flows provided from operating activities of $4.8 million for the corresponding period in 2020. The variations are primarily due to the following factors:
•A $1.2 million increase in the fair value of the liability for the conversion option of the deferred payment to Yamana Gold Inc. compared to a decrease of $6.4 million for the corresponding period in 2020, mainly due to the variation in the Company’s share price.
•No change in the fair value of the Premier Gold Prepay Loan for the three months ended December 31, 2021 following its termination on April 7, 2021 compared to an increase in fair value of $0.5 million for the corresponding period in 2020 due to the variation in gold price.
•An increase of $0.4 million in finance costs mainly due to the interest expense on the revolving credit facility following the $68.8 million borrowing under the revolving credit facility to finance the acquisitions of the interests in CMC, the Platreef Gold Stream and the Greenstone Gold Stream.
•Income tax expense of $0.4 million for the three months ended December 31, 2021 compared to an income tax recovery of $4.7 million for the three months ended December 31, 2020. In 2020, the income tax recovery was mainly related to the appreciation of the Canadian dollar against the US dollar, as the Company's reporting currency for tax purposes was Canadian dollars in 2020.
Partially offset by:
•A decrease in purchased cost of gold and silver of $2.0 million mainly related to the termination of the Premier Gold Prepay Loan on April 7, 2021, partially offset by an increase in depletion expenses of $1.0 million, mainly related to the Caserones Copper Royalty acquired on August 31, 2021 and the new gold deliveries under the Mercedes Gold and Silver Stream Agreement.
The following tables summarize the revenue, revenue attributable to Nomad, gross profit, and cash flows from operating activities attributable to Nomad for the producing royalty and stream interests for the three months ended December 31, 2021 and 2020:

2021 Annual Report     Management’s Discussion & Analysis

	For the three months ended December 31, 2021
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Bonikro Gold Stream	1,701	371	1,701	1,324
Mercedes Gold and Silver Stream	2,393	681	2,393	2,261
Blyvoor Gold Stream	381	236	381	260
RDM Gold Royalty	262	120	262	262
Moss Gold Royalty	123	28	123	123
Caserones Copper Royalty	1,923	1,258	1,298	1,298
Total	6,783	2,694	6,158	5,528
6

	For the three months ended December 31, 2020
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Premier Gold Prepay Loan	1,697	—	1,697	1,697
Bonikro Gold Stream	2,851	702	2,851	2,242
Mercedes Gold and Silver Stream	1,617	723	1,617	1,299
South Arturo Silver Stream	15	7	15	12
RDM Gold Royalty	396	222	396	396
Moss Gold Royalty	208	69	208	208
Total	6,784	1,723	6,784	5,854
For the three months ended December 31, 2021 and 2020, gold equivalent ounces earned(1) from each of the producing royalty, stream and other interests are as follows:

	Gold equivalent ounces earned(1)
	For the three months ended December 31,
	2021	2020
Premier Gold Prepay Loan	—	900
Bonikro Gold Stream	944	1,524
Mercedes Gold and Silver Stream	1,329	833
South Arturo Silver Stream	—	8
Blyvoor Gold Stream	212	—
RDM Gold Royalty	146	211
Moss Gold Royalty	69	111
Caserones Copper Royalty	531	—
Total	3,231	3,587

(6) Cash operating margin attributable to Nomad is a non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis
Review of Performance for the year ended December 31, 2021
For the year ended December 31, 2021, revenue was $27.2 million compared with $26.8 million for the corresponding year in 2020. The increase of $0.4 million is primarily due to an increase of 10% of gold equivalent ounces sold(7) mainly attributable to the revenue generated by the Bonikro Gold Stream, the RDM Gold Royalty, the Moss Gold Royalty (acquired in 2020) and the Caserones Copper Royalty (acquired on August 31, 2021) (see details below) partially offset by a decrease of 2% in realized gold prices.
For the year ended December 31, 2021, net loss and cash flows from operating activities were respectively $1.5 million and $12.8 million compared with a net income of $20.1 million and cash flows from operating activities of $20.4 million for the corresponding year in 2020. The variations are primarily due to the following factors:
•A $0.7 million decrease in the fair value of the Premier Gold Prepay Loan for the year ended December 31, 2021 compared to an increase in fair value of $5.5 million for the corresponding period in 2020 due to the variation in gold price and ounces to be delivered under the Premier Gold Prepay Loan (terminated on April 7, 2021).
•General and administrative and project evaluation expenses higher by $3.0 million mainly related to costs directly related to the listing and trading of Nomad's common shares on the NYSE and increase in the Company's activities since the RTO Transaction on May 27, 2020.
•An increase of $1.6 million in finance costs related to the effective interest rate of the deferred payment payable to Yamana Gold Inc., standby fees and amortization of fees incurred in connection with the revolving credit facility and interest expense following the $68.8 million borrowing under the revolving credit facility to finance the acquisitions of the interests in CMC in 2021, the Platreef Gold Stream and the Greenstone Gold Stream.
Partially offset by:
•An increase in revenue of $0.4 million (as described above) and a decrease in purchased cost of gold and silver of $9.2 million mainly related to the termination of the Premier Gold Prepay Loan on April 7, 2021, partially offset by an increase in depletion expenses of $5.2 million mainly related to the Caserones Copper Royalty acquired on August 31, 2021, the new gold deliveries under the Mercedes Gold and Silver Stream Agreement and the assets acquired in 2020.
•A decrease of $0.4 million in share-based compensation resulting mainly from the lower number of restricted share units issued to senior executives to forego the cash payment of their respective salaries for the 12-month period following the completion of the RTO Transaction on May 27, 2020.
•Prior to August 31, 2021 and as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile", the Company accounted for its 30 % interest in CMC as an investment in associate. Consequently, the net income of the Company includes its share of CMC's income of $0.4 million for the period from May 24, 2021 to August 31, 2021.

(7) Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis
•A $1.4 million decrease in the fair value of the liability for the conversion option of the deferred payment to Yamana Gold Inc. compared to an increase of $1.7 million for the corresponding period in 2020, mainly due to the variation in the Company’s share price and time value of the instrument.
In addition to the factors described above, an income tax recovery of $35.1 million was recorded on May 27, 2020 in connection with the RTO Transaction, to reflect the increase in the tax bases of the assets held by Orion Portfolio Fund II as a result of their migration to Canada for tax purposes following the RTO Transaction. During the year ended December 31, 2020, an additional tax recovery of $7.2 million was also recorded mainly due to the appreciation of the Canadian dollar against the US dollar, as the Company's tax reporting currency was Canadian dollars in the fiscal year 2020. This amount is offset by the recognition of listing expenses of $23.5 million related to the RTO Transaction on May 27, 2020 (see Note 10 to the Financial Statements).
The following tables summarize the revenue, revenue attributable to Nomad, gross profit, and cash flows from operating activities attributable to Nomad for the producing royalty and stream interests for the year ended December 31, 2021 and 2020:8

	For the year ended December 31, 2021
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Premier Gold Prepay Loan	1,518	—	1,518	1,518
Bonikro Gold Stream	9,108	1,916	9,108	7,067
Mercedes Gold and Silver Stream	11,475	4,044	11,475	10,057
South Arturo Silver Stream	58	43	58	47
Blyvoor Gold Stream	574	353	574	390
RDM Gold Royalty	995	446	995	995
Moss Gold Royalty	519	129	519	519
Caserones Copper Royalty	2,905	1,978	1,960	1,960
Total	27,152	8,909	26,207	22,553
The table above reflects information from the Caserones Copper Royalty starting from the acquisition of control on August 31, 2021. For the period before acquisition of control, the Company received gross dividend of $2.7 million during the third and fourth quarters of 2021.
8(1) Cash operating margin attributable to Nomad is a non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis

	For the year ended December 31, 2020
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Premier Gold Prepay Loan	11,689	15	11,689	11,689
Bonikro Gold Stream – cash settled	425	192	425	425
Bonikro Gold Stream – in-kind delivery	7,029	1,691	7,029	5,541
Mercedes Gold and Silver Stream	5,033	1,510	5,033	4,066
South Arturo Silver Stream	50	16	50	41
Woodlawn Silver Stream	1,154	561	1,154	928
RDM Gold Royalty	1,178	479	1,178	1,178
Moss Gold Royalty	208	69	208	208
Total	26,766	4,533	26,766	24,076
For the year ended December 31, 2021 and 2020, gold equivalent ounces earned(1) from each of the producing royalty, stream and other interests are as follows: 9

	Gold equivalent ounces earned(1)
	For the year ended December 31,
	2021	2020
Premier Gold Prepay Loan	900	6,700
Bonikro Gold Stream – cash settled	—	322
Bonikro Gold Stream – in-kind delivery	5,102	3,722
Mercedes Gold and Silver Stream	6,591	1,796
South Arturo Silver Stream	31	27
Blyvoor Gold Stream	321	—
Woodlawn Silver Stream	—	675
RDM Gold Royalty	553	620
Moss Gold Royalty	289	111
Caserones Copper Royalty	2,585	—
Total	16,372	13,973

9(1) Cash operating margin attributable to Nomad is a non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis
Review of Balance Sheet
Assets
Total assets were $376.0 million as at December 31, 2021 compared to $290.0 million as at December 31, 2020. As at December 31, 2021, total assets are comprised of non-current and current assets of $357.8 million and $18.2 million respectively ($258.2 million and $31.8 million respectively as at December 31, 2020). The non-current assets are comprised of the royalty, stream and other interests and the deferred tax assets. The increase of non-current assets of $99.5 million is mainly due to the acquisition of the CMC Shares as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile", the acquisition of the Greenstone Gold Stream as described in section "Greenstone Gold Stream – Greenstone Gold Mines LP" and the acquisition of the Platreef Gold Stream as described in section "Platreef Gold Stream – Ivanplats (Pty) Ltd.". Current assets primarily comprise cash, amounts receivable and other current assets. The decrease in current assets of $13.6 million relates mainly to the payment of the acquisitions described above and the transfer of the fair value of the Premier Gold Prepay Loan to the cost of the Mercedes Gold and Silver Stream in connection with the amendments described in section Mercedes Gold and Silver Stream – Equinox Gold Corp. of this MD&A.
Liabilities
Total liabilities as at December 31, 2021 primarily comprise an amount of $10.0 million related to the Deferred Payment payable to Yamana Gold Inc. and the related conversion option measured at fair value and the borrowings of $68.8 million under the revolving credit facility used to finance the acquisition of the CMC Shares, the Greenstone Gold Stream and the Platreef Gold Stream described above.
Equity
Total equity increased by $16.6 million as at December 31, 2021 compared to December 31, 2020, reflecting the dividends declared in 2021 offset by the shares issued for the Blackwater Gold Royalty acquisition, the share purchase warrants issued for the acquisition of CMC's interest and the share-based compensation for the year ended December 31, 2021. Following the acquisition of the CMC Shares described above, non-controlling interest in CMC amounts to $23.9 million.

2021 Annual Report     Management’s Discussion & Analysis
Quarterly Information
Selected quarterly financial and statistical information for the most recent eight quarters is set out below (in thousands of dollars, except for amounts per share):10,11,12

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Cash	12,377	24,621	25,410	25,332	22,517	15,028	12,239	4,692
Total assets	376,013	359,766(2)	309,188	287,645	290,028	244,871	224,716	91,563
Total revenue	6,783	6,125	4,592	9,652	6,784	7,568	6,038	6,376
Purchased cost of gold and silver	630	694	546	3,306	2,632	2,753	4,599	4,380
Net income (loss)(3)	(2,390)	929	260	(258)	11,264	526	7,265	1,056
Net income (loss) attributable to Nomad's shareholders	(2,502)	824	260	(258)	11,264	526	7,265	1,056
Basic net income (loss) per share(3)	(0.04)	0.01	0.00	0.00	0.21	0.01	0.18	0.03
Diluted net income (loss) per share(3)	(0.04)	0.01	0.00	0.00	0.21	0.01	0.18	0.03
Cash flows from operating activities	3,549	492	2,423	6,320	4,778	5,243	4,813	5,564
Dividends declared	2,236	2,223	2,285	2,252	2,221	1,966	—	—
Average gold price	1,795	1,789	1,818	1,794	1,874	1,909	1,711	1,583
Average silver price	23.33	24.37	26.71	26.26	24.39	24.26	16.38	16.90
GEOs earned(¹)	3,231	4,772	2,577	5,575	3,587	3,769	3,698	2,920
GEOs sold(¹)	3,231	4,772	2,577	5,575	3,587	3,933	3,534	3,817
Changes in total revenue, purchased cost of gold and silver, cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the different mining properties, timing of shipments, changes in price of commodities as well as acquisitions of royalty, stream and other interests. In addition to the fluctuations in total revenue and purchased cost of gold and silver, net income (loss), net income (loss) attributable to Nomad's shareholders and basic and diluted net income (loss) per share are affected by the changes in fair value relating to the Premier Gold Prepay Loan and the Deferred Payment payable to Yamana Gold Inc. Changes in cash and total assets are mainly affected by the acquisitions of royalty, stream and other interests.

(10) Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
(11) The amount of total assets reported as at September 30, 2021 was adjusted to take into consideration adjustments to the assets acquired and liabilities assumed from the acquisition of the CMC Shares as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile"
(12) All previously reported per share amounts have been retrospectively restated to reflect the Consolidation.

2021 Annual Report     Management’s Discussion & Analysis
Liquidity and Capital Resources
As of December 31, 2021, the Company had cash of $12.4 million (December 31, 2020 – $22.5 million) and working capital of $0.8 million (December 31, 2020 – $27.4 million). As at December 31, 2021, the Company had access to undrawn borrowings of $56.3 million under the Facility, excluding the option to increase the Facility by $25 million as described in Note 14 to the Financial Statements. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price. Subsequently to December 31, 2021, the Company closed a public offering on a bought deal basis for aggregate gross proceeds of CA$42.5 million ($34 million).
On August 17, 2020, the Company initially entered into a credit agreement for a $50 million revolving credit facility with an option to increase by $25 million, subject to satisfaction of certain conditions. On September 14, 2021, the Company amended its revolving credit facility increasing the amount from $50 million to $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions. The Facility is secured by all of the Company’s assets and has a 4-year term, extendable through mutual agreement between Nomad and the lenders. Drawn funds bear interest at a US base rate or LIBOR (or a successor rate when the LIBOR will no longer be available) plus applicable margins between 2.25% and 4.00% depending on the Company’s leverage ratio. The Facility is also subject to a standby fee of 0.5063% to 0.9000% depending on the Company's leverage ratio.
In connection with the acquisitions in 2021 of the Platreef Gold Stream, the Greenstone Gold Stream and the interest in CMC described in section “Acquisitions of assets”, the Company drew down an amount of $68.8 million under the Facility to satisfy the purchase prices payable in cash. As at December 31, 2021 and as per the Facility, the drawn funds bear interest at LIBOR plus a margin of 2.25%.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at December 31, 2021, the Company is in compliance with all covenants under the Facility.
The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, the amount available under the Facility and other equity financing opportunities such as the Company's ATM equity program.
The Company’s cash requirements include administration costs, payments related to the contractual obligations and commitments on the producing stream agreements and expected dividend payment. Because of the nature of the Company’s operations, there are limited requirements for capital expenditures and cash flows used in investing activities are mainly for the acquisition of royalties, streams, or other similar interests. Such acquisitions are discretionary, and consideration paid is generally satisfied by cash payments, issuance of shares or other equity instruments. The Company considers the current cash resources, credit facilities and future cash flows to be sufficient to cover the commitments, operating and administrative expenses, and dividend payments.

2021 Annual Report     Management’s Discussion & Analysis
Cash Flows
Cash flows from operating activities
During the year ended December 31, 2021, the Company generated operating cash flows of $12.8 million, compared with $20.4 million during the comparable year of 2020. The increases are in the sections Review of performance for the year ended December 31, 2021 above.
Cash flows used in investing activities
During the year ended December 31, 2021, cash flows used in investing activities amounted to $81.6 million compared to $19.4 million for 2020. Cash flows used in investing activities for the year ended December 31, 2021 are mainly comprised of the cash consideration of $60.7 million paid in connection with the acquisitions of the Blackwater Gold Royalty, the additional 37.5% interest in CMC on August 31, 2021 and the payment of the first deposits with respect to the Greenstone Gold Stream and Platreef Gold Stream in December 2021 partially offset by the cash acquired of $2.3 million from the acquisition of the additional 37.5% interest in CMC. The cash flows used in investing activities for the year ended December 31, 2021 include also the cash consideration of $23.2 million in connection with the acquisition of the initial 30% ownership interest in CMC.
Comparatively, cash flows used in investing activities for the year ended December 31, 2020 include $15.5 million invested in the Premier Gold Prepay Loan and cash consideration paid to the Yamana Gold Inc. and its affiliate for the acquisition of the Yamana Portfolio and the cash considerations paid in connection with the acquisitions of the Troilus Gold Royalty, the Robertson Gold Royalty and the Blackwater Gold Royalty, offset by cash acquired of $11.3 million from the acquisition of the Bonikro Gold Stream, the Moss Gold Royalty and the Robertson Gold Royalty.
Cash flows from financing activities
During the year ended December 31, 2021, cash flows provided by financing activities amounted to $58.7 million and relate mainly to the borrowings of $68.8 million under the Facility to finance the acquisition of CMC Shares and the payments of the first deposits with respect to the Greenstone Gold Stream and the Platreef Gold Stream partially offset by the dividends of $9.0 million and the financing fees of $1.1 million related to the Facility.

Comparatively, during the year ended December 31, 2020, cash flows provided by financing activities amounted to $21.6 million and is mainly related to net proceeds of $9.0 million received from private placement completed on May 27, 2020 and net parent investment prior to the RTO Transaction of $15.2 million. The Company also paid dividends of $2.0 million during the year ended December 31, 2020.

2021 Annual Report     Management’s Discussion & Analysis
Contractual Obligations and Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of contract
Stream interest	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Greenstone Gold Stream	5.938% until 120,333 ounces of gold have been delivered and 3.958% thereafter	—	20% of spot price and $30 for ESG component	—	40 years from October 28, 2021	Oct. 2021
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: 40 years from April 7, 2021 Gold: 1,000 oz. per quarter and up to 8,000 oz.	Jan. 2019, Mar. 2020 and Apr. 2021
Platreef Gold Stream	37.5% until 131,250 ounces of gold have been delivered and 30% thereafter until 256,980 ounces of gold have been delivered and 5% thereafter	—	$100 per ounce until 256,980 ounces of gold have been delivered and 80% of spot price thereafter	—	Subject to certain clauses, up to 40 years from December 7, 2021	Dec. 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	Apr. 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Refer to the "Acquisition of Assets" and "Assets" section of this MD&A for specific delivery terms of each stream agreement and contractual obligations related to the acquisition of the Greenstone Gold Stream and the Platreef Gold Stream.

2021 Annual Report     Management’s Discussion & Analysis
Share Capital
As at March 30, 2022, the Company had 61,456,966 common shares, 1,667,893 share options and 24,881,654 common share purchase warrants outstanding entitling the holders to purchase 2,488,165 common shares. The Company also had 307,285 restricted share units, 175,690 performance share units and 219,180 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CA$/US$ daily exchange rate published by the Bank of Canada on March 29, 2022, 1,389,931 common shares would be issuable should the conversion option be exercised on such date.
Guidance
In 2022, Nomad expects attributable royalty and stream sales to total 23,000 to 27,000 GEOs(13) using commodity prices of $1,800 per ounce for gold, $24.00 per ounce for silver and $4.00 per pound of copper.
Attributable royalty and stream sales are expected to reach 60,000 GEOs(1) by 2025 based on the same commodity prices as those underpinning 2022 guidance. This guidance assumes the start of operations at the Greenstone project and Platreef Project in 2024 and Cortez complex's Robertson deposit in 2025.
The 2022 and three-year guidance are based on our assessment of public forecasts and other disclosure by the third-party owners and operators of the Company's assets.
Normal Course Issuer Bid on Common Shares
Pursuant to the normal course issuer bid (“NCIB”), which began on April 29, 2021 and which will expire on April 28, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 1,555,005 of its common shares under certain conditions. As at December 31, 2021, and since the inception of the NCIB, the Company has not repurchased any common shares.
Related Party Transactions
Greenstone Gold Stream
As described in section “Acquisitions of Assets”, the Company entered into a gold purchase agreement on October 28, 2021, with a subsidiary of Orion, the Company's majority shareholder and a related party, with respect to its 40% interest in GGM. The terms of the Greenstone Gold Stream are described in section “Greenstone Gold Stream – Greenstone Gold Mines LP”.
Transactions with related parties prior to RTO Transaction
Prior to the RTO Transaction on May 27, 2020 and separation of the Orion Fund II Portfolio as a stand-alone public entity, the Orion Fund II Portfolio was managed and operated in the normal course of business by Orion Mine Finance Management II Limited along with other Orion Group operations and not as a separate business.
Please refer to Note 24 of the Financial Statements for details on the related party transactions for the years ended December 31, 2021 and 2020.

(13) Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

2021 Annual Report     Management’s Discussion & Analysis
Non-IFRS and Other Measures
The Company used, throughout this document, certain non-IFRS performance measures, including (i) adjusted net income (loss) and adjusted net income (loss) per share (ii) cash operating margin and cash operating margin attributable to Nomad and (iii) cash cost of sales.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to GEOs by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. The Company's gross amount received or receivable from the Caserones copper NSR royalty is converted to GEOs by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
Adjusted Net Income (loss) and Adjusted Net Income (loss) per Share
Adjusted net income (loss) and adjusted net income (loss) per share are calculated by removing the effects of the non-cash cost of sales related to the Premier Gold Prepay Loan, the non-cash change in fair value of the conversion option for the Deferred Payment to Yamana Gold Inc. and the non-cash change in fair value of the Premier Gold Prepay Loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
The following table provides a reconciliation of adjusted net income (loss) and adjusted net income (loss) per share (basic and diluted) (in thousands of dollars, except for amounts per share). All previously reported number of shares and per share amounts have been retrospectively restated to reflect Consolidation.

2021 Annual Report     Management’s Discussion & Analysis

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Net income	(2,390)	11,264	(1,459)	20,111

Adjustments:
Non-cash cost of sales related to the Premier Gold Prepay Loan	—	1,702	1,522	11,674
Change in fair value of Premier Gold Prepay Loan	—	(487)	690	(5,454)
Listing expenses	—	—	—	23,492
Change in fair value of conversion option	1,148	(6,366)	(1,425)	1,693
Deferred Income tax recovery	(418)	(4,786)	(1,003)	(41,812)

Adjusted net income (loss)	(1,660)	1,327	(1,675)	9,704

Weighted average number of shares
Basic (in thousands)	56,667	54,330	56,645	44,661
Diluted (in thousands)	56,667	56,151	56,645	45,041

Adjusted net income (loss) per share (basic and diluted)	(0.03)	0.02	(0.03)	0.22
Cash Operating Margin Attributable to Nomad
Cash operating margin attributable to Nomad is calculated by subtracting the cash cost of sales from the total revenue adjusted to remove revenue attributable to non-controlling shareholders. The Company presents cash operating margin attributable to Nomad as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
The following table provides a calculation of cash operating margin attributable to Nomad (in thousands of dollars).

2021 Annual Report     Management’s Discussion & Analysis

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Cash operating margin attributable to Nomad
Total revenue
Gold sold	3,819	4,548	19,660	18,718
Silver sold	656	1,632	3,073	6,237
Cash	2,308	604	4,419	1,811
	6,783	6,784	27,152	26,766
Less: Revenue attributable to the non-controlling shareholders	(625)	—	(945)	—
Total revenue attributable to Nomad	6,158	6,784	26,207	26,766
Less: Cash cost of sales (1)	630	930	3,654	2,690
Cash operating margin attributable to Nomad	5,528	5,854	22,553	24,076
Cash operating margin attributable to Nomad (% of revenue attributable to Nomad)	90%	86%	86%	90%
(¹) See reconciliation of cash cost of sales below.
Cash Cost of Sales
Cash cost of sales is calculated by subtracting depletion and non-cash costs of sales related to the Premier Gold Prepay Loan from the total cost of sales. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
The following table provides a reconciliation of cash cost of sales (in thousands of dollars).

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Cost of sales	4,089	5,061	18,243	22,233
Less: Depletion	(3,459)	(2,429)	(13,067)	(7,869)
Less: Purchased cost of gold ounces received related to the Premier Gold Prepay Loan (non-cash)	—	(1,702)	(1,522)	(11,674)
Cash cost of sales	630	930	3,654	2,690

Cash cost of sales is comprised of:
Total cash cost of gold sold	498	609	3,027	1,489
Total cash cost of silver sold	132	321	627	1,201
	630	930	3,654	2,690

2021 Annual Report     Management’s Discussion & Analysis
Off-balance Sheet Items
There are no off-balance sheet arrangements.
Risks and Uncertainties
The Company holds royalty, stream and other interests and operates in an industry that is dependent on a number of factors that include environmental, legal, operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain economically feasible production. The occurrence of any of these risks or any of the risks listed below could adversely affect the operating results and the financial condition of the Company could be seriously harmed and investors may lose a significant proportion of their investment. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.
Information regarding the risks affecting the Company and its business is provided in the Company’s Annual Information Form dated March 30, 2022 (the “AIF”) under the heading “Risk Factors”, and is incorporated by reference in this MD&A. A copy of the AIF is available under the Company’s profile on SEDAR at www.sedar.com for a broader list of risks relating to the Company.
Critical Accounting Estimates and Judgements
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.
Critical accounting estimates and assumptions and critical judgements in applying the Company’s accounting policies are detailed in Note 5 to the Financial Statements for the year ended December 31, 2021, which are available under the Company's profile on SEDAR at www.sedar.com.
Financial Instruments
The Company’s financial instruments consist of cash, trade receivables, accounts payable and accrued liabilities, the deferred payment liability (debt host and conversion option) and the borrowings under the Facility. The Company’s conversion option of the deferred payment liability is recorded at fair value as detailed in the Company's consolidated financial statements for the year ended December 31, 2021. Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, accounts payable and accrued liabilities, the deferred payment liability (debt host) and the borrowings under the Facility. The fair values of cash, trade receivables, accounts payable and accrued liabilities and deferred payment liability approximate their carrying values due to their short-term nature. The carrying value of the liability under the Facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions as at December 31, 2021.

2021 Annual Report     Management’s Discussion & Analysis
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at December 31, 2021.
Management’s Report on Internal Control over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with management, have concluded that, as at December 31, 2021, the Company’s internal controls over financial reporting were effective and there were no material weaknesses.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

2021 Annual Report     Management’s Discussion & Analysis
Subsequent Events to Year-end
Corporate reorganization
On January 1, 2022, the Company completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral Gold Resources Ltd, OMF Fund II SO Ltd, OMF Fund III (Mg) Ltd. and Valkyrie Royalty Inc. Following this merger, the Company has two wholly-owned subsidiaries, Coral Resources, Inc. and Citation Minerals Inc., which is an inactive subsidiary, and a 67.5% ownership interest in CMC.
Bought deal financing and reimbursement of the Facility
On January 20, 2022, the Company closed a public offering on a bought deal basis for 4,675,000 common shares of the Company at a price of CA$9.10 per common share for aggregate gross proceeds of CA$42.5 million ($34 million). On January 24, 2022, a portion of the net proceeds of the financing was used to reimburse an amount of $27 million on the Facility.
Woodlawn Stream restructuring
On February 17, 2022, DEVELOP has entered into binding Cooperation Deeds with the Company and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron Resources, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement proposed by DEVELOP (i.e. the DOCA) pursuant to which DEVELOP will acquire Heron Resources. In connection with the acquisition of Heron Resources by DEVELOP, the Lead Marketing Fee Agreement will be terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine will remain in place, subject to the following amendments, amongst others:
•The aggregate amount of silver to be delivered to the Company will be capped at A$27 million ($19.4 million);
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million ($7.2 million); and
•The obligations of Heron Resources under the Woodlawn Silver Stream will no longer be secured.
The Company will further refine its assessment of the impact of the above amendments to the Woodlawn Silver Stream on its carrying value in the first quarter of 2022 as the proposed transaction progresses and additional information on DEVELOP's plans is made available.
Dividends
On February 18, 2022, the Board of Directors of the Company declared a quarterly dividend of CA$0.05 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.

2021 Annual Report     Management’s Discussion & Analysis
Cautionary Note Regarding Forward-Looking Information
Certain statements in this MD&A may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “plans”, “expects”, “is expected”, “estimates”, “continues”, “outlook”, “believes”, “predicts”, “anticipates” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “should”, “would”, “might”, “will”, “occur” “likely” or “be achieved”. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.
Forward-looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in this MD&A. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, management cannot assure readers that actual results will be consistent with these forward-looking statements.
The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of both known and unknown risks. Readers should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. Each of the forward-looking statements contained in this MD&A is expressly qualified by this cautionary statement.
These forward-looking statements are made as of the date of this MD&A. Subject to applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.
Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. Mineral resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and

2021 Annual Report     Management’s Discussion & Analysis
“probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by NI 43-101. Under the the multi-jurisdictional disclosure system (“MJDS”), the Corporation is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, Nomad does not report reserves and resources under the SEC Modernization Rules, and as such, Nomad’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.
Investors are also cautioned that while NI 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” disclosed in this AIF are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.